UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Northern Power Systems Corp.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

66561Y 107
(CUSIP Number)

John Simon
711 Fifth Avenue
New York, New York 10022
(212) 339-2295
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 10, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66561Y 107	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS: John Simon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INTRUCTIONS) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,455,524 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,455,524 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,455,524 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.59% (2)
14	TYPE OF REPORTING PERSON IN

(1)   The amount excludes shares underlying stock options, of which 20,000 are fully vested and exercisable.

(2)   Based on a total of 23,173,884 shares of voting Company Common Stock outstanding as of September 30, 2015 and assumes that options to purchase shares issued pursuant to a Company Stock Option Plan have not been exercised.

Item 1.	Security and Issuer

This Schedule 13D is being filed by the Reporting Person (as defined below) and relates to the Reporting Person’s beneficial ownership of shares of Common Stock, no par value per share (the “Common Stock”), of Northern Power Systems Corp., a British Columbia corporation (the “Company”). The Company’s principal place of business is 29 Pitman Road, Barre, Vermont 05641.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by John Simon. (the “Reporting Person”).

(b)	Mr. Simon’s business address is 711 Fifth Avenue, New York, New York 10022.

(c)	Mr. Simon is the lead director of the Company. In addition, Mr. Simon is a Managing Director of Allen & Company LLC, an investment banking firm (“AC”).

(d)	Mr. Simon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Mr. Simon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Simon is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Shares of Common Stock held by the Reporting Person were acquired with personal funds, other than 96,691 shares of Common Stock acquired as grants of restricted stock under the Company’s 2014 Stock Option and Incentive Plan.

On May 9, 2014, Mr. Simon received a grant of stock options to purchase 20,000 shares of Common Stock under the Northern Power Systems Corp. 2014 Stock Option Plan at an exercise price of $3.99 per share. These stock options fully vested on the date of the grant. These stock options were granted Mr. Simon as a Director of the Company.

On August 25, 2015, Mr. Simon received an annual grant of 15,000 restricted shares of Common Stock under the Northern Power Systems Corp. 2014 Stock Option Plan. Of these shares, 75%, or 11,250 shares, vested on September 30, 2015 and the remaining 3,750 shares vested on December 31, 2015. On August 25, 2015, Mr. Simon received a grant of 81,691 restricted shares of Common Stock under the Northern Power Systems Corp. 2014 Stock Option

Plan in lieu of a cash payment for his annual Board retainer fee. Of these shares, 40,846 vested immediately on the date of the grant. The remaining 40,845 shares vested in two equal installments on September 30, 2015 and December 31, 2015, respectively.

Item 4.	Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes. Shares previously beneficially owned by the Reporting Person and held in street name through AC were distributed to the Reporting Person on February 10, 2016. The Reporting Person may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

Except as described above and in his capacity as lead director of the Company, Mr. Simon does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Simon beneficially owns a total of 2,455,524 shares of Common Stock, representing 10.59% of 23,173,884 shares of voting Common Stock outstanding as of September 30, 2015. This amount does not include shares of Common Stock underlying stock options granted to Mr. Simon as a Director of the Company, of which 20,000 are fully vested and exercisable as of the date of this filing.

(b)	Mr. Simon has sole voting and dispositive power over of 2,455,524 shares of Common Stock deemed to be beneficially owned by him, which amount does not include the 20,000 shares of Common Stock issuable upon exercise of stock options to purchase shares of Common Stock.

(c)	Not applicable. Reporting Person’s shares of common stock had previously been held in street name through AC, which distributed such shares on February 10, 2016.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2016	/s/ John Simon
John Simon

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